SECURITIES AND EXCHANGE COMMISSION

06006500

RECEIVED MAY 0 4 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 213

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8- 49737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Secure Planning, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Middle Street
(No. and Street)

Portsmouth (City) New Hampshire (State) 03801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward J. Mallon (603) 433-5515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Lamont & McNamee, P.A.
(Name – *if individual, state last, first, middle name*)

One New Hampshire Ave., Suite 305, Portsmouth, New Hampshire 03801
(Address) (City) (State) (Zip Code)

PROCESSED JUL 10 2006 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

LISA A. DUGAN, Notary Public
My Commission Expires August 13, 2008

7/6/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Edward J. Mallon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Secure Planning, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA A. DUGAN, Notary Public
My Commission Expires August 13, 2008

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURE PLANNING INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

SECURE PLANNING, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

CUMMINGS
LAMONT
& McNAMEE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

305 Lafayette Center
P.O. Box 328
Kennebunk, Maine 04043-0328
TEL 207 985-3339
FAX 207 985-1339

6B Washington Street, Suite 101
Sanford, Maine 04073-3031
TEL 207 324-7041
FAX 207 490-5049

One New Hampshire Avenue, Suite 305
Portsmouth, NH 03801
TEL 603 430-6200
FAX 603 430-6209

http://www.clmcpa.com
e-mail: clm@clmcpa.com

D. Bruce McNamee, CPA, CVA, PFS
Alice W. Ferran, MBA, CPA, PFS
Randall E. Dunham, MBA, CPA/ABV, CVA
Karen J. Searle, MST, CPA
Michael J. Asselin, CPA
Raymond L. Bald, CPA, CFE

Member:
American Institute of CPAs

PKF North American Network
An association of legally independent firms

Licensed in Maine and
New Hampshire

INDEPENDENT AUDITORS' REPORT

January 20, 2006

Board of Directors
SECURE PLANNING, INC.
Portsmouth, New Hampshire

We have audited the accompanying statements of financial condition of ***SECURE PLANNING, INC.*** (an S Corporation) as of December 31, 2005 and 2004, and the related statements of operations and retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the ***Company's*** management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***SECURE PLANNING, INC.*** at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cummings, Lamont & McNamee, P.A.

Certified Public Accountants
Portsmouth, New Hampshire

SECURE PLANNING, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,

	2005	2004
ASSETS		
Cash and cash equivalents	$ 111,565	$ 102,921
Commissions receivable	360,473	383,053
Prepaid expenses	24,059	24,991
Property and equipment, net	104,076	77,027
Stock subscription	4,500	-
Deferred taxes	19,516	-
Other assets	-	800
Total Assets	$ 624,189	$ 588,792
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$ 17,871	$ 3,269
Commissions payable	22,734	15,660
State tax payable	1,892	2,871
Accrued liabilities	8,594	21,255
Note payable	20,441	-
Total Liabilities	71,532	43,055
Stockholder's Equity		
Common stock, no par value, 300 shares authorized, 10 shares issued and outstanding	42,000	42,000
Retained earnings	510,657	503,737
Total Stockholder's Equity	552,657	545,737
Total Liabilities and Stockholder's Equity	$ 624,189	$ 588,792

See Notes to Financial Statements

SECURE PLANNING, INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31,

	2005	2004
REVENUES		
Commissions - investment products	$ 1,906,459	$ 1,889,323
Commissions - insurance products	55,592	68,939
Interest and dividends	7,383	2,392
Gain (loss) on disposition of assets	-	(3,300)
Other income	-	219,837
Total Revenues	1,969,434	2,177,191
OTHER INCOME (EXPENSE)		
Deferred taxes	19,516	-
Total Other Income (Expense)	19,516	-
EXPENSES		
Advertising	17,967	14,696
Auto	11,274	7,808
Bank service charges	626	572
Charitable contributions	23,091	3,325
Commissions Expense	285,898	247,776
Computer services	10,099	13,752
Contract labor	1,100	9,988
Deferred compensation	25,878	-
Depreciation	10,492	10,154
Employee benefits	30,578	31,018
Dues and subscriptions	9,527	9,321
Insurance	25,649	20,514
Licenses and permits	16,436	18,914
Maintenance and repair	45,242	82,904
Lease expense - building	106,133	98,009
Miscellaneous	3,155	4,486
Office expenses	11,262	13,280
Payroll and related taxes	1,178,811	1,053,784
Pension contributions	30,816	36,583
Postage and delivery	14,682	17,588
Printing and reproduction	7,077	14,541
Professional development	4,910	4,677
Professional fees	23,007	22,630
Seminars	-	2,576
Staff expenses	3,475	4,732
Property taxes	8,987	7,454
Telephone	14,706	15,580
Travel and entertainment	38,905	34,993
Automobile lease	9,390	8,345
Compliance	625	725
Utilities	11,821	9,556
Interest expense	157	-
Total Expenses	1,981,776	1,820,281

See Notes to Financial Statements

SECURE PLANNING, INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31,

	2005	2004
EXCESS OF REVENUES OVER EXPENSES BEFORE TAXES ON INCOME	7,174	356,910
INCOME TAX EXPENSE		
State income tax	254	2,567
Total Income Tax Expense	254	2,567
EXCESS OF REVENUES OVER EXPENSES	6,920	354,343
RETAINED EARNINGS, BEGINNING OF YEAR	503,737	149,394
RETAINED EARNINGS, END OF YEAR	$ 510,657	$ 503,737

See Notes to Financial Statements

SECURE PLANNING, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Excess of revenues over expenses	$ 6,920	$ 354,343
Adjustments to reconcile excess of revenues over expenses to net cash provided by (used in) operating activities:		
Depreciation	10,492	10,154
Deferred taxes	(19,516)	-
Gain (loss) on disposition of assets	-	3,300
Changes in operating assets and liabilities		
Commissions receivable	22,580	(33,579)
Prepaid expenses	932	(9,204)
Other assets	800	(800)
Accounts payable	14,602	(9,456)
Commissions payable	7,074	(210,236)
State tax payable	(979)	2,871
Accrued liabilities	(12,661)	8,552
Net cash provided by (used in) operating activities	30,244	115,945
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payments for the purchase of property	(16,770)	(13,945)
Purchase of stock subscription	(4,500)	-
Net cash provided by (used in) investing activities	(21,270)	(13,945)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments on note payable	(330)	-
Net cash provided by (used in) financing activities	(330)	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,644	102,000
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	102,921	921
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 111,565	$ 102,921
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	$ 157	$ -
Cash paid for income taxes	$ 2,567	$ -
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:		
Purchase of vehicle with long-term debt	$ 23,270	$ -
Proceeds from long-term debt	(20,770)	-
Cash paid for vehicle	$ 2,500	$ -

See Notes to Financial Statements

SECURE PLANNING, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

Note 1 – Nature of Organization

Secure Planning, Inc., (the ***Company***), an S corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The ***Company*** provides investment and financial planning and advisory services as well as limited broker-dealer services as described in Rule 15c3-1(a)(2)(iv) of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934. The ***Company's*** main office is located in Portsmouth, New Hampshire, and it is licensed to do business in other states.

Note 2 – Summary of Significant Accounting Policies

The accounting policies used by the ***Company*** conform to accounting principles generally accepted in the United States. Significant accounting policies are described below:

Cash and Cash Equivalents - For purposes of the statements of cash flows, cash and cash equivalents include time deposits, certificates of deposit, money market accounts, and all highly liquid debt instruments with an original maturity of three months or less. At December 31, 2005 and 2004, cash equivalents consisted of deposits in money market accounts totaling $97,480 and $4,140, respectively. The money market accounts invest solely in debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies and, although uninsured, bear minimal risk.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment – Property and equipment is stated at cost. The ***Company's*** policy is to capitalize acquisitions and improvements while expenditures for maintenance and repairs, which do not extend the useful lives of the assets, are charged to operations as incurred. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the assets, ranging from 5 to 40 years, for financial statement purposes.

Revenue Recognition - The ***Company's*** primary source of revenue is derived from fee income based on total assets under management. Fee income on these assets is recorded as revenue in the period it is earned.

Income Taxes - The ***Company***, with the consent of its stockholder, has elected under the Internal Revenue Code to be taxed as a Sub Chapter S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the ***Company's*** taxable income, which is included in the stockholder's personal tax return. Therefore, no provision for federal income taxes has been included in the financial statements.

The State of New Hampshire does not recognize the Sub Chapter S provisions of the Internal Revenue Code. Accordingly, the ***Company*** pays a Business Profits Tax (BPT) on its taxable income. New Hampshire also imposes a minimum tax, Business Enterprise Tax (BET), based on its compensation, interest expense and dividends paid. The ***Company*** provides for state income taxes at 8.5% of taxable income. If the BET is greater than the BPT, the excess is included in payroll and related taxes. Because the BET exceeded the BPT, there was no current provision for BPT in 2005 and 2004.

The State of Colorado recognizes the Sub Chapter S provisions of the Internal Revenue Code. Accordingly, the ***Company*** is required to file an information return with Colorado and the stockholders are taxed on their proportionate share of the ***Company's*** taxable income earned in that state. The ***Company*** has elected to file a composite nonresident income tax return on behalf of the stockholder and a provision for state income taxes has been included in the financial statements. State income tax expense for the years ended December 31, 2005 and 2004 was $254 and $2,567, respectively.

Note 2 – Summary of Significant Accounting Policies (continued)

Advertising - Advertising costs are expensed as they are incurred. Expense for the years ended December 31, 2005 and 2004, was $17,967 and $14,696, respectively.

Note 3 – Property and Equipment

Property and equipment consisted of the following at December 31:

	2005	2004
Leasehold improvements	$ 78,539	$ 71,374
Furniture and equipment	82,577	94,940
Vehicle	23,270	-
	184,386	166,314
Less: accumulated depreciation	80,310	89,287
Property and equipment, net	$104,076	$ 77,027

Depreciation expense for the years ended December 31, 2005 and 2004 was $10,492 and $10,154, respectively.

Note 4 – Operating Leases

During the year ended December 31, 2002, the ***Company*** entered into a 39 month operating lease for an automobile with monthly payments of $695. This lease was terminated early and the automobile returned in November 2005. The ***Company*** has no further obligation under this lease.

Lease expense under the lease was $9,390 in 2005 and $8,345 in 2004.

The ***Company*** renewed its lease in September 2003 for a commercial building owned by the ***Company's*** sole stockholder. The terms of the lease require monthly payments of $4,830 beginning October 2003. The ***Company*** is also responsible for the payment of property taxes, utilities, insurance and maintenance and improvements related to the building. The lease is scheduled to expire in September of 2008.

Total future payments over the remaining term of the lease are as follows:

Year Ending December 31,	Future Minimum Rental Payments
2006	57,960
2007	57,960
2008	43,470
	$159,390

Total rent expense paid under this lease was $57,960 in 2005 and 2004. At December 31, 2004 the ***Company*** had prepaid rent under this lease in the amount of $4,830. No amounts were prepaid at December 31, 2005.

Note 5 – Capital Stock

The ***Company*** is authorized to issue 300 shares of no par common stock, of which 10 are issued and outstanding at December 31, 2005 and 2004. Common shares are voting and dividends are paid at the discretion of the Board of Directors. The common shares are held by one stockholder and are restricted from transfer without the ***Company*** being offered the first right to repurchase shares at the price and upon the terms and conditions offered by a third party.

Note 6 – Pension Plan

The ***Company*** has a 401(k) Retirement Plan (the Plan) covering substantially all employees. Under the Plan the ***Company*** contributes 3% of the employee's gross annual wages. Employees may defer up to 15% of their wages, not to exceed $14,000. The ***Company*** also has a profit sharing component under the Plan. All profit sharing contributions are at the discretion of management. The ***Company's*** total contribution to the Plan was $30,816 in 2005 and $36,583 in 2004.

Note 7 – Deferred Taxes

The ***Company*** has a deferred tax asset which consists of state income tax credits. These credits were generated in the years 2001 through 2005. They are available for carryforward and will expire between 2006 and 2011 if not utilized. No allowance is considered necessary.

Note 8 – Long-Term Debt

Long-term debt consists of the following at December 31:

	2005
Note payable in monthly installments of $487 for principal and interest at 5.75% through November 2009, secured by vehicle	$20,441

Future estimated maturities are as follows for the years ending December 31:

2006	$ 4,769
2007	5,056
2008	5,361
2009	5,255
	$20,441

Note 9 – Net Capital Requirements

The ***Company*** is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The ***Company*** is subject to the provisions of Section (a)(2)(iv), of SEC rule 15c3-1, which requires that the ***Company*** maintain minimum net capital, as defined, equal to the greater of $5,000 in 2005 and $50,000 in 2004 or 6 2/3 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2005 and 2004, the ***Company*** had net capital of $38,022 and $60,382, respectively, which was $33,022 in excess of required net capital for 2005 and $10,382 in excess of required net capital for 2004.

Note 10 – Concentrations

At December 31, 2005 and 2004, 100% of commissions receivable was due from one company. Additionally, approximately 77% of total revenues were earned from this company in 2005 and 2004.

Note 11 – Commitments and Contingencies

Under an employment agreement the ***Company*** had with a deceased employee, the ***Company*** is required to pay the deceased employee's beneficiary 24% of the gross commissions that continue to be generated by those clients that were being managed by the employee ("client list") at the time of his death. These payments are considered to be deferred compensation and will continue through 2009. The amount of deferred compensation that will be paid to the employee's beneficiary will be predominately based on two factors: 1) the number of clients from the deceased employee's client list that remain with the ***Company,*** and 2) the value of the total assets under management from those remaining clients. Accordingly, no amount has been accrued for deferred compensation under this agreement since the amount cannot be estimated. The total deferred compensation paid under this agreement in 2005 was $34,504. No deferred compensation was paid in 2004.

SECURE PLANNING, INC.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31,

	2005	2004
Net Capital		
Total stockholder's equity qualified for net capital	$ 552,657	$ 545,737
Deductions and/or charges	(512,685)	(485,279)
Net capital before haircuts on securities positions	39,972	60,458
Haircuts on securities		
Mutual fund investments-U.S. Government securities	(1,950)	(76)
Net capital	$ 38,022	$ 60,382
Aggregate indebtedness		
Items included on statement of financial condition:		
Accounts payable, accrued expenses and debt	$ 71,532	$ 43,055
Total aggregate indebtedness	$ 71,532	$ 43,055
Computation of basic net capital requirement		
Minimum net capital required	$ 5,000	$ 50,000
Excess net capital	$ 33,022	$ 10,382
Ratio: Aggregate indebtedness to excess net capital	2.17	4.15
Ratio: Aggregate indebtedness to net capital	1.88	0.71

SECURE PLANNING, INC.

Schedule II
Statement of Exemption from Rule 15c3-3

As of December 31, 2005 and 2004

The Company is exempt from Rule 15c3-3 under sections (k)(2)(i) and (k)(2)(ii).

**CUMMINGS
LAMONT
& McNAMEE, P.A.**

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

January 20, 2006

Board of Directors
SECURE PLANNING, INC.
Portsmouth, New Hampshire

In planning and performing our audit of the financial statements and supplemental schedules of ***SECURE PLANNING, INC.***, (the ***Company***), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the ***Company*** including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the ***Company*** does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the ***Company*** in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the ***Company*** is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the ***Company*** has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

CERTIFIED PUBLIC ACCOUNTANTS

305 Lafayette Center
P.O. Box 328
Kennebunk, Maine 04043-0328
TEL 207 985-3339
FAX 207 985-1339

6B Washington Street, Suite 101
Sanford, Maine 04073-3031
TEL 207 324-7041
FAX 207 490-5049

One New Hampshire Avenue, Suite 305
Portsmouth, NH 03801
TEL 603 430-6200
FAX 603 430-6209

http://www.clmcpa.com
e-mail: clm@clmcpa.com

D. Bruce McNamee, CPA, CVA, PFS
Alice W. Ferran, MBA, CPA, PFS
Randall E. Dunham, MBA, CPA/ABV, CVA
Karen J. Searle, MST, CPA
Michael J. Asselin, CPA
Raymond L. Bald, CPA, CFE

Member:
American Institute of CPAs

PKF North American Network
An association of legally independent firms

Licensed in Maine and
New Hampshire

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation or one or more of the internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the ***Company's*** practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cummings, Lamont & McNamee, P.A.

Certified Public Accountants
Portsmouth, New Hampshire

April 27, 2006

BY CERTIFIED MAIL 7005 1160 0001 3274 1576

NASD

SEC MAIL PROCESSING SECTION RECEIVED MAY 04 2006 WASH., D.C. 213

Mr. Edward Mallon
Chief Executive Officer
Secure Planning, Inc.
42 Middle Street
Portsmouth, NH 03801

Dear Mr. Mallon:

This acknowledges receipt of your December 31, 2005 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Facing Page (see enclosed) signed and notarized.
2. A reconciliation, including appropriate explanations of the Audited Computation of Net Capital and the broker/dealer's corresponding Unaudited Part II or IIA, if material differences existed, or if no material differences existed, a statement so stating.
3. An Oath or Affirmation – Signed and Notarized.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **May 11, 2006**. Questions may be addressed to Tina Farley, Compliance Examiner at 617-532-3455.

Sincerely,

Jim Mulhern / TF

James P. Mulhern
Supervisor

JPM/cb

Enclosure: Form X-17A-5 Part III Facing Page

cc: Ms. Lucy A. Corkery, Assistant District Administrator, Broker/Dealer Section, Securities and Exchange Commission

Boston District Office
99 High Street - Suite 900
Boston, MA
02110

tel 617 532 3400
fax 617 451 3524
www.nasd.com